Exhibit 99.1

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	June 30, 2016	December 31, 2015
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	76,311	94,865
Prepayments and other receivables	3,185	1,948
Social securities and other taxes	651	956
Total current assets	80,147	97,769
Property, plant and equipment	3,670	2,199
Intangible assets	116	141
Total assets	83,933	100,109
Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	—	15
Trade payables	1,038	885
Social securities and other taxes	303	235
Pension premiums	43	16
Deferred income	—	144
Other current liabilities	6,349	4,191
Total current liabilities	7,733	5,486
Borrowings	5,267	4,824
Total liabilities	13,000	10,310
Shareholders’ equity
Shareholders’ equity	70,933	89,799
Total liabilities and shareholders’ equity	83,933	100,109

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Other income	589	748	1,278	1,086
Research and development costs	(8,606)	(5,427)	(15,504)	(10,907)
General and administrative costs	(2,615)	(1,777)	(5,217)	(3,380)

Total operating costs	(11,221)	(7,204)	(20,721)	(14,287)

Operating result	(10,632)	(6,456)	(19,443)	(13,201)
Finance income and expense	673	(2,168)	(714)	4,812
Result before corporate income taxes	(9,959)	(8,624)	(20,157)	(8,389)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(9,959)	(8,624)	(20,157)	(8,389)
Other comprehensive income	(5)	—	0	—
Total comprehensive loss (attributable to equity holders of the Company)	(9,964)	(8,624)	(20,157)	(8,389)

Share information
Weighted average number of shares outstanding[1]	23,346,340	23,343,253	23,346,153	23,340,971
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.43)	(0.37)	(0.86)	(0.36)
Diluted loss per share[1]	(0.43)	(0.37)	(0.86)	(0.36)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2015	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	(8,389)	(8,389)
Recognition of share-based payments	—	—	—	619	—	—	619
Share options exercised	5,217	0	6	—	—	—	6

Balance at June 30, 2015	23,343,371	934	123,587	1,306	—	(24,187)	101,640
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(20,157)	(20,157)
Other comprehensive income	—	—	—	—	0	—	0
Recognition of share-based payments	—	—	—	1,289	—	—	1,289
Share options exercised	891	0	2	—	—	—	2

Balance at June 30, 2016	23,346,856	934	123,597	3,188	1	(56,787)	70,933

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(9,964)	(8,624)	(20,157)	(8,389)
Adjustments for:
— Depreciation	360	117	694	212
— Share-based compensation	699	331	1,289	619
— Financial income and expenses	(673)	2,168	714	(4,812)
Changes in working capital	1,242	(16)	1,292	999

Cash used in operations	(8,336)	(6,024)	(16,168)	(11,371)

Corporate income tax paid	—	—	—	—
Interest received/(paid)	1	105	66	177

Net cash used in operating activities	(8,335)	(5,919)	(16,102)	(11,194)

Cash flow from investing activities
Purchases of intangible assets	—	(28)	—	(28)
Purchases of property, plant and equipment	(1,571)	(549)	(2,073)	(1,037)

Net cash used in investing activities	(1,571)	(577)	(2,073)	(1,065)

Cash flow from financing activities
Proceeds from exercise of share options	2	1	2	6
Proceeds from borrowings	—	1,254	193	1,254
Redemption of financial lease	(7)	(8)	(15)	(20)

Net cash generated by financing activities	(5)	1,247	180	1,240

Net increase/(decrease) in cash and cash equivalents	(9,911)	(5,249)	(17,995)	(11,019)
Currency effect cash and cash equivalents	755	(2,184)	(559)	4,665
Cash and cash equivalents, at beginning of the period	85,467	113,815	94,865	112,736

Cash and cash equivalents at the end of the period	76,311	106,382	76,311	106,382

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (100%);

•	ProQR Therapeutics I B.V. (100%);

•	ProQR Therapeutics II B.V. (100%);

•	ProQR Therapeutics III B.V. (100%);

•	ProQR Therapeutics IV B.V. (100%);

•	ProQR Therapeutics VI B.V. (100%);

•	ProQR Therapeutics VII B.V. (100%);

•	ProQR Therapeutics I Inc. (100%).

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in particular IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2015. New Standards and Interpretations, which became effective as of January 1, 2016, did not have a material impact on our condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to the Company’s annual financial statements for the year ended December 31, 2015 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted from the moment of listing, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Grant income

Grants (to be) received are reflected in the balance sheet as other receivables or deferred income. At each balance sheet date, for grants approved, the Company estimates the associated costs incurred, the level of service performed and the progress of the associated projects. Based on this analysis grant income is recognized.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

(d) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015.

5. Cash and Cash Equivalents

At June 30, 2016, the Company’s cash and equivalents were € 76,311,000 as compared to € 94,865,000 at December 31, 2015. A significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At June 30, 2016 and December 31, 2015, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities. The accrued liabilities as at June 30, 2016 increased compared to December 31, 2015 as a result of the increased level of research and development activities.

7. Borrowings

	June 30, 2016	December 31, 2015
	€1,000	€1,000
Innovation credit	4,421	4,228
Accrued interest on innovation credit	846	596
Total borrowings	5,267	4,824

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. The credit was increased in the course of 2013 through 2016. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through December 31, 2016.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on August 31, 2017, August 31, 2018 and August 31, 2019, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 934,000 consists of 23,346,856 ordinary shares with a nominal value of € 0.04 per share. All issued shares have been fully paid in cash.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. The supervisory board may grant options to employees, members of the supervisory board, members of the management board and consultants. The quarterly compensation expenses included in operating costs for this plan in Q2 2016 were € 699,000 (Q2 2015: € 331,000), of which € 459,000 (Q2 2015: € 227,000) was recorded in general and administrative costs and € 240,000 (Q2 2015: € 104,000) was recorded in research and development costs.

9. Other income

	Three month period ended June 30, 2016	Three month period ended June 30, 2015
	€1,000	€1,000

Grant income	544	748
Rental income from property subleases	45	—
	589	748

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of € 6 million (ProQR: € 4.4 million) to support the clinical development of QR-010 in the period up till December 31, 2017. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

Both grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs increased to € 8,606,000 for the quarter ended June 30, 2016 from € 5,427,000 for the same period in 2015 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of our pipeline, which included clinical development of QR-010, preclinical development of QR-110 and progress of our innovation programs such as QRX-313 for Epidermolysis bullosa and QRX-411 for Usher syndrome, as well as other programs in ophthalmology, neuromuscular and central nervous system (CNS) diseases.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

11. General and administrative costs

General and administrative costs amount to € 2,615,000 for the quarter ended June 30, 2016 compared to € 1,777,000 for the same period in 2015 primarily due to increased investments in our facilities and our support organization.

12. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

13. Events after balance sheet date

No significant events have occurred after balance sheet date.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |    THE NETHERLANDS  |  +31 88 166 7000  |   WWW.PROQR.COM